                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___)(1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 29, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 pages)


-------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 2 OF 14 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Price Group LLC
        52-2255962

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            6,427,503  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            6,427,503    (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        6,427,503    (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        42.0%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 3 OF 14 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        San Diego Revitalization Corp.
        33-0898712

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            0  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            633,712  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            0  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            633,712  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        633,712  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        4.1%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 4 OF 14 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Sol Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO, AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            1,083,260  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            7,061,215  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            1,083,260  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            7,061,215  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        8,144,475  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        53.1%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 5 OF 14 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert E. Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO, AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        United States of America
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            292  (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8
                                            8,359,796  (See Item 5)
          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            292  (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10
                                            8,359,796  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        8,360,088  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        54.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 6 OF 14 PAGES


                This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and is being jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), Sol Price and Robert E. Price.

                Price Group presently reports its beneficial ownership of Common Stock on a Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 21, 2003 (the "Prior Price Group 13D"). Mr. S. Price presently reports his beneficial ownership of Common Stock on a Schedule 13D originally filed with the SEC on September 8, 1997, which has been subsequently amended by Amendments No. 1 through 8 thereto (as so amended, the "Prior Sol Price 13D"). Mr. R. Price presently reports his beneficial ownership of Common Stock on a Schedule 13D originally filed with the SEC on September 8, 1997, which has been subsequently amended by Amendments No. 1 through 5 thereto (as so amended, the "Prior Robert Price 13D").

                This Schedule 13D is intended to amend, supplement and supercede each of the Prior Price Group 13D, the Prior Sol Price 13D and the Prior Robert Price 13D in their entirety. Except as may be otherwise indicated in any future filings with the SEC by any of Price Group, Mr. S. Price or Mr. R. Price, all future reports on Schedule 13D by Price Group, Mr. S. Price and Mr. R. Price of their respective beneficial ownership of Common Stock that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended, will be through, and by amendment to, this Schedule 13D.


ITEM 1.    SECURITY AND ISSUER.

        This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart").

        The address of the principal executive offices of PriceSmart is 9740 Scranton Road, San Diego, California 92121.


ITEM 2.    IDENTITY AND BACKGROUND.

   (a), (f) This statement on Schedule 13D is being jointly filed by (i) The Price Group LLC, a California limited liability company ("Price Group"), (ii) San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), (iii) Sol Price, a natural person and citizen of the United States of America, and (iv) Robert E. Price, a natural person and citizen of the United States of America.

                The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                        Sol Price                    Manager
                        Robert E. Price              Manager
                        James F. Cahill              Manager
                        Jack McGrory                 Manager
                        Murray Galinson              Manager
                        Kathy Hillan                 Manager
                        Joseph R. Satz               Manager

                The directors and executive officers of SDRC (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                        Sol Price                    Director and Chairman of
                                                       the Board
                        Robert E. Price              Director and President
                        James F. Cahill              Director and Executive Vice
                                                       President

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 7 OF 14 PAGES


                        Jack McGrory                 Director and Executive Vice
                                                       President
                        Allison Price                Director
                        Helen Price                  Director
                        Murray Galinson              Director
                        William Gorham               Director
                        Joseph R. Satz               Secretary
                        Kathy Hillan                 Treasurer

                Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price affirm membership in a group with each other. Each of Price Group, SDRC, Mr. S. Price and Mr. R. Price disclaims membership in a group with the Price Group Managers (other than Mr. S. Price and Mr. R. Price) and the SDRC Directors and Officers (other than Mr. S. Price and Mr. R. Price).

   (b)-(c)     The principal executive office of Price Group and SDRC, and the principal business address of each of Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                The principal business of Price Group is real estate and investment. The principal business of SDRC is to function as a public charity. The principal occupation of Mr. S. Price is self-employed investor and manager of Price Group. The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy Corporation, a Maryland corporation. Mr. McGrory is also a manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

   (d)-(e) During the last five years, neither Price Group, SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers, nor any of the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in Item 3 of each of the Prior Price Group 13D, the Prior Sol Price 13D and the Prior Robert Price 13D is hereby incorporated herein by reference in its entirety in response to this
        Item 3.

        As previously disclosed by PriceSmart in, among other things, (i) the Definitive Proxy Statement filed by PriceSmart with the Securities and Exchange Commission ("SEC") on October 6, 2004 (the "Proxy Statement"),
        (ii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on September 3, 2004, and (iii) the Current Report on Form 8-K, filed by PriceSmart with the SEC on October 8, 2004, and as previously disclosed by Mr. S. Price and Mr. R. Price in the Prior Sol Price 13D and the Prior Robert Price 13D, PriceSmart has proposed a transaction (the "Proposed Transaction") designed to, among other things, reduce PriceSmart's interest payments and eliminate its preferred stock dividend obligations. Consummation of the Proposed Transaction was subject to stockholder approval. The information set forth in the Proxy Statement regarding the Proposed Transaction is incorporated herein by reference in its entirety in response to this Item 3.

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 8 OF 14 PAGES


        On October 29, 2004, the stockholders of PriceSmart approved the Proposed Transaction, and certain portions of the Proposed Transaction were consummated. The portions of the Proposed Transaction that were consummated included the following transactions (the "Consummated Transactions"), which were effected pursuant to the terms of the Proposed Transaction:

                (i) Price Group acquired 3,164,726 shares of Common Stock from PriceSmart in a private placement funded by the conversion of a $25 million bridge loan, plus accrued and unpaid interest thereon, owed by PriceSmart to Price Group into Common Stock at a price of $8 per share of Common Stock (the "Bridge Loan Conversion").

                (ii) Price Group acquired 2,597,200 shares of Common Stock from PriceSmart as a repayment of $20 million in current obligations, plus accrued and unpaid interest thereon, owed by PriceSmart to Price Group at a price of $8 per share of Common Stock (the "Obligations Conversion").

                (iii) PriceSmart exchanged 2,200,000 shares of Common Stock for all outstanding shares of the 8% Series B Cumulative Convertible Redeemable Preferred Stock of PriceSmart (the "Series B Preferred Stock") having an initial stated amount of $22 million (the "Series B Exchange"). In connection with the Series B Exchange, (A) Price Group exchanged 5,000 shares of Series B Preferred Stock for 500,000 shares of Common Stock, (B) the Sol & Helen Price Trust ("SHPT"), a trust for which Mr. S. Price is the sole trustee, exchanged 7,000 shares of Series B Preferred Stock for 700,000 shares of Common Stock, (C) the Robert and Allison Price Trust UTD 1/20/75 ("RAPT"), a trust for which Mr. R. Price is a co-trustee, exchanged 2,000 shares of Series B Preferred Stock for 200,000 shares of Common Stock, and (D) the Robert and Allison Price Charitable Trust ("RAPCT"), a trust for which Mr. R. Price is a co-trustee, exchanged 3,000 shares of Series B Preferred Stock for 300,000 shares of Common Stock.


ITEM 4.    PURPOSE OF TRANSACTION.

        The information set forth in Item 4 of each of the Prior Price Group 13D, the Prior Sol Price 13D and the Prior Robert Price 13D is hereby incorporated herein by reference in its entirety in response to this
        Item 4. The information set forth above in Item 3 of this Schedule 13D is hereby incorporated herein by reference in its entirety in response to this Item 4.

        As a result of the Consummated Transactions, Price Group, SDRC, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, more than 50.0% of the Common Stock and may be deemed to control PriceSmart. Accordingly, PriceSmart may be deemed to be a "controlled company" within the meaning of Nasdaq Marketplace Rule 4350(c)(5).

        Pursuant to the Proposed Transaction, but subject to the obtainment by PriceSmart of all applicable court approvals, PriceSmart is expected to make an offer to exchange approximately $20 million of the 8% Series A Cumulative Convertible Redeemable Preferred Stock of PriceSmart (the "Series A Preferred Stock"), plus accrued and unpaid dividends thereon, for Common Stock at a price of $10 per share of Common Stock (the "Series A Exchange"). In connection with the Series A Exchange, (i) SDRC is expected to exchange 550 shares of Series A Preferred Stock for approximately 61,155 shares of Common Stock, and (ii) SHPT is expected to exchange 550 shares of the Series A Preferred Stock for approximately 61,155 shares of Common Stock.

CUSIP NO. 741511109               SCHEDULE 13D                PAGE 9 OF 14 PAGES


        Pursuant to the Proposed Transaction, PriceSmart is expected to effectuate the rights offering described in the Proxy Statement (the "Rights Offering"). Price Group, SDRC, Mr. S. Price and Mr. R. Price may participate in the Rights Offering, except as otherwise provided in that certain Purchase Agreement, dated as of October 4, 2004 (the "Purchase Agreement"), by and among PriceSmart, the Price Family Charitable Fund, SHPT, RAPT, RAPCT and Price Group. A description of the terms of the Purchase Agreement may be found in the Prior Sol Price 13D and the Prior Robert Price 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) After giving effect to the Consummated Transactions, Price Group, SDRC, Mr. S. Price and Mr. R. Price may be deemed to beneficially own, in the aggregate, the equivalent of 9,443,348 shares of Common Stock (including Series A Preferred Stock convertible into 29,332 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 61.6% of the outstanding Common Stock.(2) After giving effect to the Consummated Transactions, Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 9,516,091 shares of Common Stock (including Series A Preferred Stock convertible into 29,332 shares of Common Stock pursuant to the terms of the Series A Preferred Stock and options exercisable within 60 days of the date of this filing for 14,500 shares of Common Stock), which represent approximately 62.0% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers is as follows:(3)

                        Price Group presently may be deemed to beneficially own the equivalent of 6,427,503 shares of Common Stock, which represent approximately 42.0% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 6,427,503 shares over which it may be deemed to have shared voting and dispositive power.


-------------------------

        2 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 7,339,810 shares of Common Stock estimated to be issued and outstanding as of September 20, 2004, as reported in Proxy Statement, plus (ii) the 3,164,726 shares of Common Stock issued pursuant to the Bridge Loan Conversion, plus (iii) the 2,597,200 shares of Common Stock issued pursuant to the Obligations Conversion, plus (iv) the 2,200,000 shares of Common Stock issued pursuant to the Series B Exchange, plus (v) the estimated number of shares of Common Stock issuable to the person(s) whose percentage ownership is being calculated upon the conversion of all Series A Preferred Stock that may be deemed to be beneficially owned by such person pursuant to the terms of the Series A Preferred Stock, plus (vi) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

        3 Shares of Common Stock (or equivalents thereof) disclosed for each of the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include the equivalent of 6,427,503 shares held by Price Group. In addition, the shares disclosed for each of the SDRC Directors and Officers all include the equivalent of 633,712 shares held by SDRC.

        Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109               SCHEDULE 13D               PAGE 10 OF 14 PAGES


                        SDRC presently may be deemed to beneficially own the equivalent of 633,712 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 4.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 633,712 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own the equivalent of 8,144,475 shares of Common Stock (including Series A Preferred Stock convertible into 29,332 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 53.1% of the outstanding Common Stock, 1,083,260 shares over which he may be deemed to have sole voting and dispositive power and 7,061,215 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own the equivalent of 8,360,088 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 54.6% of the outstanding Common Stock, 292 shares over which he may be deemed to have sole voting and dispositive power and 8,359,796 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. Cahill presently may be deemed to beneficially own the equivalent of 7,119,958 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock and options exercisable within 60 days of the date of this filing for 5,500 shares of Common Stock), which represent approximately 46.5% of the outstanding Common Stock, 9,375 shares over which he may be deemed to have sole voting and dispositive power and 7,110,583 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 7,065,715 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock and options exercisable within 60 days of the date of this filing for 4,500 shares of Common Stock), which represent approximately 46.1% of the outstanding Common Stock, 4,500 shares over which he may be deemed to have sole voting and dispositive power and 7,061,215 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 7,070,715 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock and options exercisable within 60 days of the date of this filing for 4,500 shares of Common Stock), which represent

CUSIP NO. 741511109               SCHEDULE 13D               PAGE 11 OF 14 PAGES


                        approximately 46.1% of the outstanding Common Stock, 9,500 shares over which he may be deemed to have sole voting and dispositive power and 7,061,215 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own the equivalent of 7,061,215 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 46.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 7,061,215 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own the equivalent of 7,061,215 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 46.1% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 7,061,215 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own the equivalent of 633,712 shares of Common Stock (including Series A Preferred Stock convertible into 14,666 shares of Common Stock pursuant to the terms of the Series A Preferred Stock), which represent approximately 4.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 633,712 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, SDRC, Mr.
                S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 7,522 shares of Common Stock with Rebecca Price and 7,522 shares of Common Stock with Sarah Price. Ms. R. Price is self-employed, and Ms. S. Price is a student.

                        Mr. Cahill may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price, 3,910 shares of Common Stock with Jonas Price, and 40,248 shares of Common Stock with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                        The principal business address of each of Ms. R. Price, Ms. S. Price, Mr. B. Price and Mr. J. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

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CUSIP NO. 741511109               SCHEDULE 13D               PAGE 12 OF 14 PAGES


                        None of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring is a citizen of the United States of America.

                The information set forth in Item 2 above is hereby incorporated herein in its entirety in response to this Item 5(b).

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by SDRC, SDRC disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr.
                R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr. S. Price, any of the Price Group Managers or any of the SDRC Directors and Officers.

      (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 5(c).

    (d)-(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth in Item 6 of each of the Prior Price Group 13D, the Prior Sol Price 13D and the Prior Robert Price 13D is hereby incorporated herein by reference in its entirety in response to this
        Item 6.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

        The information set forth in Item 7 of each of the Prior Price Group 13D, the Prior Sol Price 13D and the Prior Robert Price 13D is hereby incorporated herein by reference in its entirety in response to this
        Item 7.

        Exhibit No.                      Description of Exhibit
        -----------                      ----------------------

            1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (filed herewith).

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CUSIP NO. 741511109               SCHEDULE 13D               PAGE 13 OF 14 PAGES


                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 29, 2004


                                           THE PRICE GROUP LLC

                                           /s/ James F. Cahill
                                           -------------------------------------
                                           By:      James F. Cahill
                                           Title:   Manager



                                           SAN DIEGO REVITALIZATION CORP.

                                           /s/ James F. Cahill
                                           -------------------------------------
                                           By:      James F. Cahill
                                           Title:   Executive Vice President



                                           SOL PRICE

                                           /s/ Sol Price
                                           -------------------------------------



                                           ROBERT PRICE

                                           /s/ Robert Price
                                           -------------------------------------

CUSIP NO. 741511109               SCHEDULE 13D               PAGE 14 OF 14 PAGES


                                  EXHIBIT INDEX


        Exhibit No.                      Description of Exhibit
        -----------                      ----------------------

            1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (filed herewith).